SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc dated November 17, 2005, of Rule 8.1 - Scottish Power Plc.

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                Ian Russell
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          148,521       0.0079%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   44                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                John Campbell
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          15,080       0.00%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   44                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Subsidiary Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                Keith Cochrane
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          5,891       0.0003%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   42                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Subsidiary Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                Stephen Dunn
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          15,350       0.0008%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   44                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Subsidiary Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                Willie MacDiarmid
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          28,017       0.0015%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   44                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Subsidiary Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                Ronnie Mercer
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          65,559       0.0035%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   44                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Executive Team Member

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                Susan Reilly
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          13,771       0.0007%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   44                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Executive Team Member

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                David Rutherford
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          12,708       0.00%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   44                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Subsidiary Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                James Stanley
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          44,961       0.0024%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   44                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Subsidiary Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                Stuart MacDonald
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          9,237       0.00%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   44                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Subsidiary Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                Alan Bryce
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          19,411       0.00%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   44                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Subsidiary Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                David Morrison
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          8,513       0.00%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   44                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Subsidiary Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                David Hill
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          10,752       0.00%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   44                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Subsidiary Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                Stephen Wood
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          27,963       0.00%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   44                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Subsidiary Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                Leslie Burns
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          3,940       0.00%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   44                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Subsidiary Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                Keith Anderson
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          12,229       0.00%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   42                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Subsidiary Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                James Wilson
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          4,304       0.00%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   44                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Subsidiary Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                David Simpson
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          47,848       0.00%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   88                                      £5.81
Employee Share Ownership Plan
(including spouse)

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Subsidiary Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                Adrian Coats
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          7,812       0.00%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   44                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Subsidiary Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                David Wark
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          7,720       0.00%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   44                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Subsidiary Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                Stewart Wood
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          27,963       0.00%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   44                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Subsidiary Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                Alan Thompson
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          11,446       0.00%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   44                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Subsidiary Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                Dylan Hughes
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          3,686       0.00%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   42                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Subsidiary Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                John Heasley
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          2,958       0.00%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   44                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Subsidiary Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                Heather Chalmers
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          5,530       0.00%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   44                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Subsidiary Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)                Sandy Begbie
Company dealt in                               Scottish Power plc
Class of relevant security to which the        Ordinary Shares of 50p
dealings being disclosed relate (Note 2)
Date of dealing                                14 November 2005

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                                 Long                      Short
                                                                 Number        (%)         Number     (%)
(1) Relevant securities                                          8,980       0.00%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                      Long                      Short
                                                                 Number        (%)         Number       (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:                  Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale                  Number of securities                    Price per unit (Note 5)

Purchase&Appropriation under   44                                      £5.81
Employee Share Ownership Plan

(b)    Derivatives transactions (other than options)

Product name, e.g.   Long/short (Note 6)      Number of securities (Note 7)      Price per unit (Note 5)
CFD

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product         Writing,      Number of        Exercise    Type, e.g.    Expiry     Option money paid/
name,e.g. call  selling,      securities to    price       American,     date       received per unit
option          purchasing,   which the option             European etc.            (Note 5)
                varying etc.  relates (Note 7)

(ii)    Exercising

Product name, e.g. call option       Number of securities                Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)     Details                      Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                 No

Date of disclosure                                          17 November 2005

Contact name                                                Rhona Gregg

Telephone number                                            01698 396405

Name of offeree/offeror with which associated               Scottish Power plc

Specify category and nature of associate status (Note 10)   Subsidiary Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: November 17, 2005	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary